UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)   May 31, 2002

PSF GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	333-64180	43-1818535
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

423 West 8th Street, Suite 200, Kansas City, Missouri	64105
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (816) 472-7675

None

(Former name or former address, if changed since last report)

Item 4.   Change in Registrant's Certifying Accountant.

The Board of Directors of PSF Group Holdings, Inc. (the "Company") approved the appointment of Deloitte & Touche LLP ("Deloitte") as the Company's auditors. The appointment of Deloitte is effective as of May 31, 2002.

During the fiscal years of the Company ended March 30, 2002 and March 31, 2001, and through May 31, 2002, the Company did not consult with Deloitte with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PSF GROUP HOLDINGS, INC.</u>
(Registrant)

DATE: May 31, 2002   <u>/s/ Stephen A. Lightstone   </u>
Stephen A. Lightstone
Executive Vice President,
Chief Financial Officer and Treasurer